

Re: SOSV Matchup with Belinda Ephraim of TENSEUR





Fri, 22 May 2026 2:10:23 PM -0300

To

Dear

https://wefunder.com/biophysical.therapeutics

Testing-the-waters legal disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Kindest regards,





Hey Michael, was on the call. Let me know if you'd like to reschedule.

 

Sent from my iPhone

> On Jun 27, 2025, at 12:32 PM, Michael Forrest Ph.D.
>
>
>
> Don't worry, not a problem.
> Just selected a date n time now.
>
> Kindest regards,
>
>

---- On Fri, 27 Jun 2025 16:28:35 -0300

Dear

My sincerest apologies for no-showing our matchup meeting. I had a personal emergency that required my immediate attention.

I would still like to learn more about what you're building. Please use my calendar link to schedule a time for us to connect at your earliest convenience.

Thank you for your understanding.

Best,